02045013

PE 5-31-02

**FORM 6-K**

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



**Report of Foreign Private Issuer**

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

For the month of May 2002

Turkcell Iletisim Hizmetleri A.S.
(Translation of Registrant's Name Into English)

Turkcell Plaza
Mesrutiyet Caddesi No.153
80050 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Enclosure: 1. Translations of Announcements required to be made to the Capital Markets Board of Turkey

## FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebası
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.

THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

ANKARA

**Special Subjects**:

Two principal repayments, USD 50 million due on 9 May 2002 and USD 12.5 million due on 5 June 2002, under two loan agreements in a total amount of USD 250 million entered into by and between our Company and Akbank T.A.S., are extended for a period of 1 year as a result of mutual agreement of the parties, where all other terms and conditions of the loan will remain the same.

We, hereby declare that the above statement is in accordance with the principles in Communiqué Serial: VIII, No: 20 of the Board, reflects the entire information submitted to us and that the information complies with our books, records and documents and that we have spent all necessary efforts to obtain the related information about the subject accurately and completely and we are responsible from this statement.

TURKCELL ILETISIM HIZMETLERI A.Ş.

| | |
|---|---|
| Koray Öztürkler | Tulin Korkmaz |
| Investor Relations | Financial Control |
| 10.05.2002, 09:00 | 10.05.2002, 09:00 |

**FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS**

Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebası
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.

THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

ANKARA

**Special Subjects**:

Additional information regarding our Company's Material Event Disclosure made on 10 May 2002 at 09:00 is provided below:

As mentioned in our previous disclosure, two principal repayments, USD 50 million due on 9 May 2002 and USD 12.5 million due on 5 June 2002, under two loan agreements in a total amount of USD 250 million with three year term to be performed by our Company, are extended for a period of 1 year as a result of mutual agreement of the parties; payments will be made consecutively on 9 May 2003 and 5 June 2003, where all other terms and conditions of the loan will remain the same and there are no amendments to the last repayment dates of total loan amount, which are on November 2003 and December 2003 as included in the original agreement.

We, hereby declare that the above statement is in accordance with the principles in Communiqué Serial: VIII, No: 20 of the Board, reflects the entire information submitted to us and that the information complies with our books, records and documents and that we have spent all necessary efforts to obtain the related information about the subject accurately and completely and we are responsible from this statement.

TURKCELL ILETISIM HIZMETLERI A.Ş.

| | |
|---|---|
| Koray Öztürkler | Gurkan Sarioglu |
| Investor Relations | Change Office |
| 13.05.2002, 09:00 | 13.05.2002, 09:00 |

## FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebası
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.

THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

ANKARA

**Special Subjects**:

Our Company will complete payment of USD 225 million of its commercial debt owed to Ericsson, our GSM network infrastructure provider, within year 2002. A payment of USD 75 million was made to Ericsson in April 2002 by our Company whereas payment of USD 225 million owed to Ericcson will be completed upon two equal payments of USD 75 million to be made in May and June 2002.

We, hereby declare that the above statement is in accordance with the principles in Communiqué Serial: VIII, No: 20 of the Board, reflects the entire information submitted to us and that the information complies with our books, records and documents and that we have spent all necessary efforts to obtain the related information about the subject accurately and completely and we are responsible from this statement.

TURKCELL ILETISIM HIZMETLERI A.Ş.

| | |
|---|---|
| Koray Öztürkler | Sedat Kusmenoglu |
| Investor Relations | Accounting Manager |
| 13.05.2002, 16:30 | 13.05.2002, 16:30 |

## MATERIAL EVENTS DISCLOSURE FORM

Turkcell Iletisim Hizmetleri A.Ş.

Turkcell Plaza,
Meşrutiyet Cad. No:153
Tepebaşı 80050 Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 53 90

Subject: Statement in accordance with Communiqué Serial: VIII, No: 20 of the Capital Markets Board.

To The Presidency Of Istanbul Stock Exchange

<u>ISTANBUL</u>

**<u>Material Event/Events To Be Disclosed</u>**:

I- The Board of Directors of Turkcell Iletisim Hizmetleri A.Ş. has resolved unanimously on the following matters at its meeting held on 24 May 2002:

1. It has been unanimously resolved that our company would participate in the planned capital increase of 10 trillion TL of Global Bilgi Pazarlama, Danışma ve Çağrı Servisleri Hizmetleri Anonim Şirketi, in which our Company has a shareholding of 99.85%, pro rata its shareholding;

2. Based on the Board of Directors Resolution no. 219 dated 28 February 2002 regarding purchase of 88,830,000 shares of Fintur Holding B.V. representing 16.45% shareholding of such Company, it has been unanimously resolved that;

   In return of a total amount of US$ 70,370,500, to purchase (i) 68,418,000 shares of Fintur Holding B.V., each share with EUR 1 value, held by Cukurova Holding A.S. and (ii) 20,412,000 shares of Fintur Holding B.V., each share with EUR 1 value, held by Yapi Kredi Bankasi A.S. and to arrange the powers of attorney under Dutch law and transfer certificates before the notary public;

   Additionally, to authorize Muzaffer Akpinar, the Chief Executive Officer of the Company, and Ekrem Tokay, the Chief Financial Officer, in managing, making payments, rendering all necessary transactions and, including but not limited to the application to the Banking and Exchange General Directorate, making all necessary applications with respect to the purchase of shares.

II- It is expected that all transactions regarding transfer of Fintur Holding B.V. shares, subject to obtaining all necessary permissions, conditions and consequences of special auditing works, are completed by the end of June 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2002

Turkcell Iletisim Hizmetleri A.S.

By:

Name: Muzaffer Akpınar
Title: Chief Executive Officer

We, hereby declare that the above statement is in accordance with the principles in Communiqué Serial: VIII, No: 20 of the Board, reflects the entire information submitted to us and that the information complies with our books, records and documents and that we have spent all necessary efforts to obtain the related information about the subject accurately and completely and we are responsible from this statement.

TURKCELL ILETISIM HIZMETLERI A.Ş.

| | |
|---|---|
| Koray Öztürkler | Elif Ateş |
| Investor Relations | Legal Counsel |
| 27.05.2002, 09:00 | 27.05.2002, 09:00 |